FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 500 - 360 Bay Street
Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

September 30, 2005

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

Grandview Gold Inc. and Marum Resources Inc. (MMU: TSX-V) (“Marum”) announced today that they have entered into an option agreement to jointly explore Marum’s 100% owned Gem gold property at the eastern end of Manitoba’s Rice Lake Greenstone Belt. The Gem property consists of 7 claims covering 1,594 hectares of extremely prospective ground containing rocks that have been altered by gold- bearing fluids.

Grandview can earn a 50% undivided interest in the Gem property by performing $250,000 in exploration work on the Property, at a cumulative rate of $125,000 by September 30, 2006 and $250,000 by September 30, 2007, such work to include a high- resolution aeromagnetic survey with a maximum 50-metre line spacing to be completed by March 31, 2006. Grandview will be the operator of the property until such time as its option to earn the 50% interest is exercised.

Item 5.	Full Description of Material Change

See News Release dated September 30, 2005 – attached.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Raymond Pecoskie
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 14th day of October 2005.

Grandview Gold Inc.
"Raymond Pecoskie"
Raymond Pecoskie,
Chief Executive Officer

FOR IMMEDIATE RELEASE	CNQ Symbol: GVGI

GRANDVIEW AND MARUM TO EXPLORE THE GEM GOLD PROPERTY
IN THE BISSETT GOLD CAMP

September 30, 2005 - Toronto, Ontario – Grandview Gold Inc. (CNQ: GVGI) ("Grandview Gold" or the “Company”) and Marum Resources Inc. (MMU: TSX-V) (“Marum”) announced today that they has entered into an option agreement to jointly explore Marum’s 100% owned Gem gold property at the eastern end of Manitoba’s Rice Lake Greenstone Belt. The Gem property consists of 7 claims covering 1,594 hectares of extremely prospective ground containing rocks that have been altered by gold-bearing fluids.

Grandview can earn a 50% undivided interest in the Gem property by performing $250,000 in exploration work on the Property, at a cumulative rate of $125,000 by September 30, 2006 and $250,000 by September 30, 2007, such work to include a high-resolution aeromagnetic survey with a maximum 50-metre line spacing to be completed by March 31, 2006. Grandview will be the operator of the property until such time as its option to earn the 50% interest is exercised.

The Gem property is considered to be extremely prospective for gold on the basis of previous surface prospecting work performed by Marum that highlighted a gold-bearing zone, successful surface prospecting work performed on neighboring claims by another company, and the recommendation of the area by the Manitoba Geological Survey. The Survey’s Report of Activities 2003 (GS-24) highlighted the area that includes the Gem property as containing favorable rock lithologies and vein systems that are… “Closely analogous to those hosting spectacular high-grade gold mineralization in the Red Lake mine in Ontario. The presence of this style of mineralization, which has not been documented previously, further underscores the tremendous exploration potential of the Rice Lake belt.” Additionally, the Geological Survey report includes the observation that… “the veins and the regional iron-carbonate alteration zones that host them, are substantially similar to those that host high-grade gold mineralization in the Red Lake gold camp of Ontario.”

Grandview Gold Inc. is a gold exploration company, listed on the CNQ Exchange under the symbol “GVGI”. Grandview Gold focuses on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Grandview Gold Inc.
Raymond Pecoskie, President & CEO.
360 Bay Street, Suite 500
Toronto, ON, Canada, M5H 2V6
Phone: 416 409 8245
Email: info@grandviewgold.com

This news release contains forward-looking statements regarding the timing and content of upcoming programs and may be subject to regulatory approval. Actual results may differ materially from those currently anticipated in such statements.